Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

By and Among

LIFE TECHNOLOGIES CORPORATION,

THERMO FISHER SCIENTIFIC INC.

and

POLPIS MERGER SUB CO.

Dated as of April 14, 2013

ii

Exhibit A	Certificate of Incorporation of Surviving Corporation
Exhibit B	By-laws of Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of April 14, 2013, among Life Technologies Corporation, a Delaware corporation (the “Company”), Thermo Fisher Scientific Inc., a Delaware corporation (“Parent”), and Polpis Merger Sub Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

WHEREAS the parties intend that Merger Sub, upon the terms and subject to the conditions set forth in this Agreement, be merged (the “Merger”) with and into the Company, with the Company surviving the Merger and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS the Board of Directors of the Company has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) subject to Section 5.02, resolved to recommend adoption of this Agreement by the stockholders of the Company; and

WHEREAS the respective Boards of Directors of Parent and Merger Sub have (i) determined that it is in the best interests of the stockholders of Parent and Merger Sub, respectively, and declared it advisable, to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) on the second Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law)

waiver of those conditions at such time). The Closing shall be held at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019. Notwithstanding the foregoing, the Closing may take place at such other date, time or place as Parent and the Company may agree to in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”). At or prior to the Closing, the parties shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Parent and the Company shall agree and shall specify in the Certificate of Merger. The time the Merger becomes effective is referred to in this Agreement as the “Effective Time”.

SECTION 1.04. Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.05. Certificate of Incorporation and By-laws. At the Effective Time, (a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to be in the form attached hereto as Exhibit A until thereafter amended as provided therein or by applicable Law (subject to Section 5.07) and (b) the by-laws of the Surviving Corporation shall be amended and restated in their entirety to be in the form attached hereto as Exhibit B until thereafter amended as provided therein or by applicable Law (subject to Section 5.07).

SECTION 1.06. Directors of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.07. Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

Effect of the Merger on the Capital Stock;

Exchange of Certificates

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of common stock, par value $0.01, of the Company (the “Company Common Stock”) or any shares of capital stock of Parent or Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01, of the Surviving Corporation.

(b) Cancelation of Treasury Stock and Parent-Owned Stock; Treatment of Stock Owned by Company Subsidiaries. Each share of Company Common Stock that is owned by the Company as treasury stock (other than any share of Company Common Stock that is held on behalf of a third party in the Company Rabbi Trust) or that is owned by Parent immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock that is owned by any direct or indirect wholly owned Subsidiary of the Company or of Parent shall not represent the right to receive the Merger Consideration and shall be, at the election of Parent, either (i) converted into shares of common stock of the Surviving Corporation or (ii) canceled.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled or converted into shares of common stock of the Surviving Corporation in accordance with Section 2.01(b) and any Appraisal Shares) shall be converted automatically into and shall thereafter represent the right to receive an amount in cash equal to the sum of $76.00, without interest, and the Additional Per Share Consideration, if any (together, the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) and each holder of shares of Company Common Stock held in uncertificated book-entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.02(b), in the case of certificated shares, and automatically in the case of Book-Entry Shares. For purposes of this Agreement, “Additional Per Share Consideration” means, if the Effective Time occurs after the nine-month anniversary of the date hereof (and the End Date has automatically been extended pursuant to Section 7.01(b)(i)) and the failure of the Effective Time to occur on or prior to such date was not caused by the failure of the Company to perform in all material respects its obligations under Sections 5.04(c) and 5.04(d), an amount in cash equal to $0.0062466 for each day during the period commencing on, and including, January 14, 2014, and ending on, and including, the Closing Date.

(d) Appraisal Rights. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders who have not voted in favor of or consented to the Merger and who are entitled to demand and have properly demanded their rights to be paid the fair value of such shares of Company Common Stock in accordance with Section 262 of the DGCL (the “Appraisal Shares”) shall not be canceled and converted into the right to receive the Merger Consideration as provided in Section 2.01(c), and the holders of Appraisal Shares shall be entitled to only such rights as are granted by Section 262 of the DGCL. The Company shall promptly notify Parent of any written demands received by the Company for appraisal of any shares of Company Common Stock and attempted withdrawals of such demands, and Parent shall have the right to participate in negotiations and proceedings with respect to such demands for appraisal. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent or as otherwise required by an Order, make any payment with respect to, or settle or offer to settle, any such demands.

SECTION 2.02. Exchange of Shares. (a) Paying Agent. Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, shall prior to the Closing Date enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”). Pending its disbursement to the holders of Company Common Stock, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by each of Moody’s Investors Service, Inc. and Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion. Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 2.02(a). The Paying Agent shall be required to hold the Exchange Fund for the benefit of holders of Company Common Stock, and to promptly make the payments provided for in this Article II. The Exchange Fund shall not be used for any purpose not expressly provided for in this Agreement. Nothing contained in this Section 2.02(a) and no investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Company Common Stock to receive the Merger Consideration as provided herein.

(b) Payment Procedures. As soon as reasonably practicable after the Effective Time (but in no event more than three Business Days thereafter), the Surviving

Corporation shall cause the Paying Agent to mail to each registered holder of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of such Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree prior to the Closing Date) and (ii) instructions for use in effecting the surrender of such Certificate in exchange for payment of the Merger Consideration. Upon surrender of a Certificate to the Paying Agent for cancellation, together with the associated letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate shall, subject to Section 2.01(d), be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. The aggregate Merger Consideration payable in respect of each Certificate shall be rounded to the nearest whole cent. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest. Any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each registered holder of one or more Book-Entry Shares shall, subject to Section 2.01(d), automatically upon the Effective Time be entitled to receive, and the Surviving Corporation shall cause the Paying Agent to pay and deliver as soon as reasonably practicable after the Effective Time (but in no event more than three Business Days thereafter), the Merger Consideration for each Book-Entry Share. The aggregate Merger Consideration payable to a holder of Book-Entry Shares shall be rounded to the nearest whole cent.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid upon the surrender of Certificates (or automatically, in the case of Book-Entry Shares) in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificates or such Book-Entry Shares, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, at any time after the Effective Time, any Certificate is presented to the Surviving Corporation or the Paying Agent for any reason, it shall be canceled and exchanged as provided in this Article II.

(d) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for one year after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates who has not theretofore complied with this Article II shall thereafter look only to Parent for, and Parent shall remain liable for, payment of its claim for Merger Consideration.

(e) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Authority), any Merger Consideration in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(f) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay and deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate.

(g) Withholding Rights. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations thereunder, or any provision of U.S. state or local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock, Options or RSUs or to Share Equivalent Unit Holders in respect of which such deduction and withholding was made.

SECTION 2.03. Company Equity Awards. (a) At or prior to the Effective Time, the Company shall take such actions as are necessary (including obtaining any resolutions of the Board of Directors of the Company or, if appropriate, any committee thereof administering the Company Stock Plans, including the Company Deferred Compensation Plan) to provide that:

(i) subject to Section 2.02(g) and except as otherwise agreed by Parent and the holder thereof, each unexercised option to purchase shares of Company Common Stock granted under a Company Stock Plan (each, an “Option”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be canceled, with the holder thereof becoming entitled to receive an amount in cash, without interest, equal to (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of Company Common Stock subject to such Option multiplied by (ii) the number of shares of Company Common Stock subject to such Option immediately prior to the Effective Time;

(ii) subject to Section 2.02(g) and except as otherwise agreed by Parent and the holder thereof, each restricted stock unit award, or portion thereof, granted under a Company Stock Plan that vests based solely on the continued service of the holder of such award, that is payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock (each, a “Time-Based RSU”), and is not nonqualified deferred compensation subject to Section 409A of the Code whether vested or unvested, that is outstanding immediately prior to the Effective Time and that would otherwise vest in accordance with its terms (without regard to the occurrence of a Change in Control (as defined in the applicable award agreement)) prior to January 1, 2015 shall, as of the Effective Time, be deemed to be fully vested and nonforfeitable and shall be canceled, with the holder thereof becoming entitled to receive an amount in cash, without interest, equal to (i) the Merger Consideration multiplied by (ii) the number of shares of Company Common Stock subject to such Time-Based RSU that would vest prior to January 1, 2015;

(iii) subject to Section 2.02(g) and except as otherwise agreed by Parent and the holder thereof, each restricted stock unit award granted under a Company Stock Plan that is subject to performance-based vesting and is payable in shares of Company Common Stock or the value of which is determined with reference to the value of shares of Company Common Stock (each, a “Performance-Based RSU” and, together with Time-Based RSUs, “RSUs”) that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be deemed to be fully vested and nonforfeitable at the level determined in accordance with the terms of the applicable equity award agreement and shall be canceled, with the holder thereof becoming entitled to receive an amount in cash, without interest, equal to (i) the Merger Consideration multiplied by (ii) the number of shares of Company Common Stock subject to such Performance-Based RSU determined in accordance with the terms of the applicable equity award agreement relating to such RSU;

(iv) subject to Section 2.02(g) and except as otherwise agreed by Parent and the holder thereof, each Time-Based RSU, or portion thereof, that is not nonqualified deferred compensation subject to Section 409A of the Code, that is outstanding immediately prior to the Effective Time and that would vest in accordance with its terms (without regard to the occurrence of a Change in Control (as defined in the applicable award agreement)) on or after January 1, 2015 shall, as of the Effective Time, be assumed by Parent and converted into an award (“Assumed Time-Based RSU”) representing a right to receive a cash amount equal to the product of (A) the Merger Consideration (the “Assumed RSU Merger Consideration”) multiplied by (B) the number of shares of Company Common Stock subject to such Time-Based RSU that would have been delivered to the holder in connection with each vesting date of such Time-Based RSU that occurs on or after January 1, 2015. Such Assumed Time-Based RSU shall continue to vest and be settled in accordance with the terms of the applicable Company Stock Plan and of the award agreements evidencing the corresponding Time-Based RSU as in effect immediately prior to the Effective Time (including with respect to accelerated vesting and settlement upon termination of employment (including, for the avoidance of doubt, after a Change in Control));

(v) subject to Section 2.02(g) and except as otherwise agreed by Parent and the holder thereof, each Time-Based RSU, or portion thereof, that is nonqualified deferred compensation subject to Section 409A of the Code, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be assumed by Parent and converted into an Assumed Time-Based RSU representing a right to receive a cash amount equal to the product of (A) the Assumed RSU Merger Consideration multiplied by (B) the number of shares of Company Common Stock subject to such Time-Based RSU that would have vested or been settled on each vesting date of such Time-Based RSU that occurs after the Effective Time. Such Assumed Time-Based RSU shall continue to vest and/or be settled in accordance with the terms of the applicable Company Stock Plan and of the award agreements evidencing the corresponding Time-Based RSU as in effect immediately prior to the Effective Time (including with respect to accelerated vesting and settlement upon termination of employment (including, for the avoidance of doubt, after a Change in Control)); and

(vi) subject to Section 2.02(g) and except as otherwise agreed by Parent and the holder thereof, each stock unit credited to the account of any participant in the Company Deferred Compensation Plan that is payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock (each, a “Share Equivalent Unit”, and each such participant, a “Share Equivalent Unit Holder”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, be deemed to be fully vested and nonforfeitable and shall be canceled, with the applicable Share Equivalent Unit Holder becoming entitled to receive an amount in cash, without interest, equal to (i) the Merger Consideration multiplied by (ii) the number of shares of Company Common Stock subject to such Share Equivalent Unit immediately prior to the Effective Time.

(b) Payments with respect to Company Equity Awards. Promptly after the Effective Time (but in any event no later than five Business Days after the Effective Time), the Surviving Corporation shall pay through its payroll systems the amounts due pursuant to Section 2.03(a)(i) to the holders of Options (the aggregate amount of such cash payable to the holders of Options, the “Option Consideration”). The Surviving Corporation shall pay the amounts due pursuant to Sections 2.03(a)(ii), 2.03(a)(iii),

2.03(a)(iv) and 2.03(a)(v) to the holders of RSUs (the aggregate amount of such cash payable to the holders of RSUs, the “RSU Consideration”) and shall pay the amounts due pursuant to Section 2.03(a)(vi) to the Share Equivalent Unit Holders (the aggregate amount of such cash payable to Share Equivalent Unit Holders, the “Share Equivalent Unit Consideration”, and together with the Option Consideration and the RSU Consideration, the “Equity Award Consideration”), for RSUs in accordance with the terms of the agreement, plan or arrangement relating to such RSU and for Share Equivalent Units, in accordance with the terms of the Company Deferred Compensation Plan.

SECTION 2.04. Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date hereof and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration and the Equity Award Consideration, as applicable, shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that, except as (i) set forth in the disclosure letter delivered by the Company to Parent on the date hereof (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection) or (ii) disclosed in the Company SEC Documents or any other report, schedule, form, statement or other document (including exhibits and other information incorporated therein) filed with, or furnished to, the SEC after January 1, 2010 and publicly available prior to the date of this Agreement, other than any risk factor disclosures contained in the “Risk Factors” section thereof or other similarly cautionary or predictive statements therein:

SECTION 3.01. Organization and Standing; Subsidiaries. (a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease or otherwise hold its properties and assets and to conduct its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent, prior to the date of this Agreement, true and complete copies of the Amended and Restated Certificate of Incorporation of the Company (the “Company Certificate”) and the Seventh Amended and Restated Bylaws of the Company (the “Company Bylaws”).

(b) Section 3.01(b) of the Company Disclosure Letter sets forth a list of each Subsidiary of the Company that, as of the date hereof, is a significant subsidiary (as such term is defined in Rule 12b-2 under the Exchange Act) of the Company (each, a “Significant Subsidiary”), together with the jurisdiction of incorporation or formation of each such Significant Subsidiary. All of the outstanding capital stock of, or other equity or voting interests in, each Subsidiary of the Company is directly or indirectly owned by the Company. All the shares of capital stock of, or other equity or voting interests in, each such Subsidiary of the Company have been duly authorized and validly issued and are fully paid and, in the case of shares of capital stock, nonassessable and are owned directly or indirectly by the Company free and clear of all Liens, other than Permitted Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interests. Each Significant Subsidiary is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization and has all requisite corporate, limited liability company or similar power, qualification, license and authority to own, lease or otherwise hold its properties and assets and to conduct its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, qualification, license and authority would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.02. Capital Stock. (a) The authorized capital stock of the Company consists of 400,000,000 shares of Company Common Stock and 6,405,884 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). At the close of business on April 11, 2013 (the “Capitalization Date”): (i) 221,930,188 shares of Company Common Stock were issued and outstanding, of which 50,100,084 shares of Company Common Stock were held by the Company in its treasury (including 257,942 shares held on behalf of a third party in the Company Rabbi Trust), (ii) 7,273,988 shares were subject to outstanding Options, (iii) 3,717,918 shares were subject to outstanding RSUs (assuming settlement of outstanding Performance-Based RSUs based on maximum achievement of applicable performance goals) and (iv) 53,734 shares were subject to outstanding Share Equivalent Units, and (v) no shares of Company Preferred Stock were issued or outstanding.

(b) Except as set forth in Section 3.02(a), as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company or any Subsidiary of the Company, or that obligate the Company or any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any of the foregoing or dividends paid thereon (the items in clauses (i), (ii), (iii), (iv) and (v) being referred to collectively as “Company Securities”). There are no outstanding agreements of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (except pursuant to the forfeiture of Options, RSUs, Share Equivalent Units or other equity awards or the acquisition by the Company of shares of Company Common Stock in settlement of the exercise price of Options, or for purposes of satisfying Tax withholding obligations with respect to holders of Options, RSUs, Share Equivalent Units or other equity awards), or obligate the Company or any Subsidiary of the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. No Subsidiary of the Company owns any Company Common Stock. Neither the Company nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since the Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has (A) issued any Company Securities or incurred any obligation to make any payments based on the price or value of Company Securities or dividends paid thereon, other than pursuant to Options, RSUs or Share Equivalent Units that were outstanding as of the Capitalization Date or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Company Securities.

SECTION 3.03. Authority; Noncontravention. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized and approved by the Board of Directors of the Company, and except for obtaining the Company Stockholder Approval and filing the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Board of Directors of the Company has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement and (iii) subject to Section 5.02, resolved to recommend the adoption of this Agreement by the stockholders of the Company (such recommendation, the “Company Board Recommendation”). The Board of Directors of the Company has directed that the Company submit the adoption of this Agreement to a vote at a meeting of the stockholders of the Company in accordance with the terms of this Agreement.

(c) The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, cancelation or acceleration of any obligation or to the loss of any benefit under, or result in the creation of any Lien upon, any of the properties or assets of the Company or any of its Subsidiaries under, (i) subject to receipt of the Company Stockholder Approval, the Company Certificate or the Company Bylaws or the comparable organizational documents of any of the Significant Subsidiaries, (ii) any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, license, contract or agreement (each, including all amendments thereto, a “Contract”), to which the Company or any of its Subsidiaries is a party or any of their respective properties or assets is subject or (iii) subject to receipt of the Company Stockholder Approval and the governmental filings and other matters referred to in Section 3.03(d), any (A) statute, law (including common law), ordinance, rule or regulation (domestic or foreign) issued, promulgated or entered into by or with any Governmental Authority (each, a “Law”) applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (B) order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated or entered into by or with any Governmental Authority or competent arbitral tribunal (each, an “Order”) applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights of termination, modification, cancelation or acceleration, losses or Liens that would not reasonably be expected to have a Material Adverse Effect.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby, except for (i) filings required under, and compliance with other applicable requirements of, the HSR Act and any other applicable Antitrust Law, including those set forth in Section 3.03(d)(i) of the Company Disclosure Letter (including the expiration or termination of the applicable waiting periods under the HSR Act, the “Required Antitrust Approvals”), (ii) compliance with applicable requirements of the Exchange Act, including the filing with the SEC of a proxy statement relating to the Company Stockholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (iii) compliance with the rules and regulations of the NASDAQ Global Select Market (“NASDAQ”), (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (v) compliance with any applicable international, federal or state securities or “blue sky” Laws and (vi) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained, made or given would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.04. Voting Requirements. The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock, voting together as a single class (the “Company Stockholder Approval”), at the Company Stockholders’ Meeting or any adjournment or postponement thereof, is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement.

SECTION 3.05. Company SEC Documents; Undisclosed Liabilities. (a) The Company has filed with the SEC all material reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act or the Exchange Act since January 1, 2011 (collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (and, if amended, as of the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements of the Company (including the related notes) included or incorporated by reference in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, had been prepared in all material respects in accordance with GAAP (except, in the case of unaudited statements, as permitted by rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated

Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited statements, to normal year-end adjustments).

(c) Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise), except liabilities (i) reflected or reserved against in the most recent audited balance sheet (including the notes thereto) of the Company and its Subsidiaries included in the Company SEC Documents filed prior to the date hereof, (ii) incurred after December 31, 2012, in the ordinary course of business consistent with past practice, (iii) expressly contemplated by or incurred in connection with this Agreement or the transactions contemplated hereby or (iv) as would not reasonably be expected to have a Material Adverse Effect.

(d) The Company has designed and maintains a system of internal controls over financial reporting and accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

SECTION 3.06. Absence of Certain Changes. From December 31, 2012, through the date hereof, (a) there has not been any Material Adverse Effect and (b) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business.

SECTION 3.07. Litigation. There are no actions, suits, claims or proceedings (collectively, “Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any Order to which the Company or any of its Subsidiaries is subject, except, in each case, for those that would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.08. Compliance with Laws; Permits. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and each of its Subsidiaries (a) are, and have been since January 1, 2010 in compliance with all Laws, Orders and Permits applicable to the Company and its Subsidiaries and (b) to the Knowledge of the Company, are not under investigation by any Governmental Authority with respect to, and have not been threatened to be charged with or given notice by any Governmental Authority of, any violation of any such Law or Order, including the Federal Food, Drug and Cosmetic Act of 1938, as amended, and the regulations of the U.S. Food and Drug Administration promulgated thereunder, and the Foreign Corrupt

Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder. The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses, except where the failure to hold a Permit would not reasonably be expected to have a Material Adverse Effect. This Section 3.08 does not relate to the Company SEC Documents or financial statements, which are the subject of Section 3.05, employee benefit matters, which are the subject of Sections 3.10 and 3.11, labor matters, which are the subject of Sections 3.10 and 3.11, environmental matters, which are the subject of Section 3.12, or Intellectual Property matters, which are the subject of Section 3.13.

SECTION 3.09. Tax Matters. (a) Except as would not reasonably be expected to have a Material Adverse Effect:

(i) the Company and each of its Subsidiaries have prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate;

(ii) all Taxes of the Company and each of its Subsidiaries that are due (whether or not shown as due on a Tax Return) have been timely paid or adequately reserved against in accordance with GAAP;

(iii) as of the date hereof, the Company has not received written notice of any pending audits, examinations, investigations, claims or other proceedings in respect of any Taxes of the Company or any of its Subsidiaries;

(iv) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens;

(v) neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law);

(vi) no deficiency for any Tax has been asserted or assessed by any Taxing Authority in writing against the Company or any of its Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn;

(vii) neither the Company nor any of its Subsidiaries has currently in effect any waiver of any statute of limitations in respect of Taxes or any agreement to any extension of time with respect to a assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business); and

(viii) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(b) Other than those matters described in Sections 3.05, 3.06(a), 3.08 and 3.10, this Section 3.09 contains the sole and exclusive representations and warranties of the Company with respect to Taxes and Tax matters.

SECTION 3.10. Employee Benefits. (a) Section 3.10(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of each material U.S. Company Plan. With respect to each material U.S. Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the plan document or a written description thereof (or, if appropriate, a form thereof), including any amendments thereto, other than any document that the Company or any of its Subsidiaries is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, (ii) the most recent annual report on Form 5500 filed with the IRS or similar report required to be filed with any Governmental Authority and the most recent actuarial valuation or similar report, (iii) the most recent IRS determination or opinion letter received by the Company, (iv) the most recent summary plan description and (v) each insurance or group annuity contract or other funding vehicle.

(b) Each U.S. Company Plan has been administered in compliance with its terms and applicable Laws, including ERISA and the Code, as applicable, other than instances of noncompliance that would not reasonably be expected to have a Material Adverse Effect. Each U.S. Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status of any such U.S. Company Plan, except where such loss of qualification status would not reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any U.S. Company Plan or any trust related thereto that could reasonably be expected to result in any liability to the Company or any of its Subsidiaries, and no audit or other proceeding by a Governmental Authority is pending or, to the Knowledge of the Company, threatened or anticipated with respect to such U.S. Company Plan.

(c) With respect to each U.S. Company Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, except as would not reasonably be expected to have a Material Adverse Effect, (i) no such Company Plan is currently in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (ii) neither the Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA; (iii) no liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”))

under Title IV of ERISA has been or, to the Knowledge of the Company, is expected to be incurred by the Company or any of its Subsidiaries and (iv) all contributions required to be made with respect thereto (whether pursuant to the terms of such U.S. Company Plan or by applicable Law) have been made.

(d) Except as would not reasonably be expected to have a Material Adverse Effect, none of the Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, (i) maintained, established, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, or (ii) incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA. For the purposes of this Agreement “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(e) Section 3.10(e) of the Company Disclosure Letter sets forth, as of the date hereof, each U.S. Company Plan that provides health, medical or life insurance or other welfare benefits (whether or not insured) with respect to employees or former employees (or any of their beneficiaries) of the Company or any of its Subsidiaries after retirement or other termination of employment, other than coverage or benefits (i) required to be provided under Part 6 of Title I of ERISA or Section 4980(B)(f) of the Code, or any other applicable Law, (ii) required to be provided pursuant to an individual employment, change in control or similar agreement or (iii) the full cost of which is borne by the employee or former employee (or any of their beneficiaries).

(f) The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation payable by the Company or any of its Subsidiaries to any of their respective current or former directors, officers or employees, (ii) cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan or (iii) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time. No Company Plan provides for the gross-up or reimbursement of Taxes under Section 4999 of the Code.

(g) Except as would not reasonably be expected to have a Material Adverse Effect, all Foreign Company Plans (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment and (iii) if they are intended to be funded and/or book-reserved, are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(h) Other than the matters described in Sections 3.02, 3.05, 3.06(a) and 3.11, this Section 3.10 contains the sole and exclusive representations and warranties of the Company with respect to employee benefit matters.

SECTION 3.11. Labor Matters. (a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other material Contract with any labor union or similar organization with respect to employees based in the United States. The Company has made available to Parent copies of its material collective bargaining agreements and similar Contracts with respect to employees based outside of the United States, other than any such Contracts that are industry-wide or nation-wide. Except as would not reasonably be expected to have a Material Adverse Effect, as of the date hereof, (a) to the Knowledge of the Company, there are no activities or proceedings of any labor organization to organize any employees of the Company or any of its Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or similar organization and (b) there is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown, or work stoppage by or with respect to the employees of the Company or any of its Subsidiaries.

(b) Other than the matters described in Sections 3.05, 3.06(a), and 3.10, this Section 3.11 contains the sole and exclusive representations and warranties of the Company with respect to labor matters.

SECTION 3.12. Environmental Matters. (a) Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company and each of its Subsidiaries are in compliance with all Laws and Orders relating to pollution or the protection of the environment or natural resources (collectively, “Environmental Laws”) applicable to the Company and its Subsidiaries, (ii) the Company and its Subsidiaries hold and comply with all Permits that are required under applicable Environmental Laws for the lawful conduct of their respective businesses as currently conducted and (iii) as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of, or to the Knowledge of the Company is the subject of, any Action by any person asserting an obligation on the part of the Company or any of its Subsidiaries to conduct investigations or clean-up activities under Environmental Laws, alleging non-compliance by the Company or any of its Subsidiaries with any Environmental Law or alleging liability of the Company or any of its Subsidiaries under any Environmental Law.

(b) Other than those matters described in Sections 3.05 and 3.06(a), this Section 3.12 contains the sole and exclusive representations and warranties of the Company with respect to Environmental Laws or other environmental matters.

SECTION 3.13. Intellectual Property. (a) Except as would not reasonably be expected to have a Material Adverse Effect:

(i) the Company and its Subsidiaries own, license or have the right to use all Intellectual Property used in the operation of their businesses as currently conducted, free and clear of all Liens, other than Permitted Liens;

(ii) to the Knowledge of the Company, all Intellectual Property owned by the Company or its Subsidiaries and required for or used in the operation of their businesses as currently conducted is valid, enforceable, has been duly maintained and is in full force and effect;

(iii) to the Knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate any valid and enforceable Intellectual Property of any person, to the Knowledge of the Company, no other person has infringed upon, misappropriated or otherwise violated any Intellectual Property owned or licensed by the Company or any of its Subsidiaries, and to the Knowledge of the Company, no Intellectual Property owned or licensed by the Company or any of its Subsidiaries is being used or enforced by the Company or its Subsidiaries in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property;

(iv) neither the Company nor any of its Subsidiaries has received any written notice or written threat since January 1, 2011, from any person, and there are no pending Actions against the Company or any of its Subsidiaries, (A) asserting the infringement, misappropriation or other violation of any Intellectual Property by the Company or any of its Subsidiaries or (B) pertaining to or challenging the validity, enforceability, priority or registrability of, or any right, title or interest of the Company or any of its Subsidiaries with respect to, any Intellectual Property;

(v) neither the Company nor any of its Subsidiaries has sent any written notice or written threat since January 1, 2011, to any person, and there are no pending Actions by the Company or any of its Subsidiaries, (A) asserting the infringement, misappropriation or other violation of any Intellectual Property or (B) pertaining to or challenging the validity, enforceability, priority or registrability of, or any right, title or interest of any person with respect to, any Intellectual Property; and

(vi) neither the Company nor any of its Subsidiaries is subject to any Order restricting the rights of the Company or its Subsidiaries with respect to any of the Intellectual Property owned or licensed by the Company or its Subsidiaries, or restricting the conduct of the business of the Company or any of its Subsidiaries as currently conducted in order to accommodate a person’s rights to Intellectual Property, nor is any Action pending (nor has the Company or any of its Subsidiaries received any written notice or written threat since January 1, 2011) against the Company or any of its Subsidiaries seeking any such Order.

(b) This Section 3.13 and Sections 3.05 and 3.06(a) contain the sole and exclusive representations and warranties of the Company with respect to Intellectual Property matters.

SECTION 3.14. Rights Agreement; Anti-Takeover Provisions. (a) The Company is not party to any stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

(b) Assuming the accuracy of the representations and warranties set forth in Section 4.06, the Board of Directors of the Company has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Law (collectively, “Takeover Laws”) applicable to the Company does not, and will not, apply to this Agreement or the transactions contemplated hereby.

SECTION 3.15. Real and Personal Property. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have (i) good and valid fee simple title to all of their respective owned real property, (ii) good and valid title to all the personal properties and assets reflected on the most recent audited balance sheet of the Company and its Subsidiaries included in the Company SEC Documents as being owned by the Company or one of its Subsidiaries or acquired after the date thereof (except for properties and assets that have been disposed of in the ordinary course of business consistent with past practice since the date thereof) and (iii) valid leasehold interests in all of their respective leased real property, in each case free and clear of all Liens, other than Permitted Liens.

SECTION 3.16. Proxy Statement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the time it is first published or mailed to the stockholders of the Company, at the time of any amendment thereof or supplement thereto and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.

SECTION 3.17. Material Contracts. (a) Section 3.17(a) of the Company Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound (other than this Agreement and the Company Plans) that:

(i) is or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K;

(ii) with respect to a joint venture, partnership or other similar arrangement that is material to the business of the Company and its Subsidiaries, taken as a whole, relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of its Subsidiaries in, any such joint venture, partnership or other similar arrangement;

(iii) provides for Indebtedness of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $100 million, other than (A) Indebtedness solely between or among any of the Company and any of its Subsidiaries and (B) letters of credit;

(iv) relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $150 million (A) that was entered into after January 1, 2012, or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by the Company or any of its Subsidiaries of more than $50 million (in each case excluding, for the avoidance of doubt, acquisitions or dispositions of supplies, inventory, merchandise or products in the ordinary course of business or of supplies, inventory, merchandise, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries);

(v) prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any of its Subsidiaries or prohibits the issuance of any guarantee by the Company or any of its Subsidiaries;

(vi) is (or contains provisions described in this clause (vi) that are or would reasonably be expected to be) material to the business of the Company and its Subsidiaries, taken as a whole, and contains provisions that prohibit the Company or any of its Subsidiaries or any person that controls, or is under common control with, the Company from competing in or conducting any line of business or grants a right of exclusivity or “most favored nation” right to any person that prevents the Company or any of its Subsidiaries from entering any territory, market or field or freely engaging in business anywhere in the world, other than Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on less than 90 days’ notice without payment by the Company or any of its Subsidiaries of any material penalty;

(vii) is a license, royalty or similar Contract with respect to Intellectual Property (other than generally commercially available “off-the-shelf” software programs) that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries of $15 million or more per any twelve-month period; or

(viii) would reasonably be expected to involve payments by or, to the Knowledge of the Company, to the Company or any of its Subsidiaries of $100 million or more per any twelve-month period and is not otherwise covered by clauses (i) through (vii) of this Section 3.17(a).

(b) Except as would not reasonably be expected to have a Material Adverse Effect (i) each Material Contract is valid and binding on the Company or its applicable Subsidiary, and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception, and is in full force and effect in accordance with its terms, except to the extent such Material Contract has expired in accordance with its terms, (ii) neither the Company nor any of its Subsidiaries is (and to the Knowledge of the Company, no other party is) in breach or violation of, or in default under, any Material Contract and (iii) no event or condition exists which (with or without notice or lapse of time, or both) would constitute a default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party under any Material Contract.

SECTION 3.18. Opinions of Financial Advisors. The Board of Directors of the Company has received the opinions of Deutsche Bank Securities Inc. and Moelis & Company LLC, in each case, to the effect that, as of the date hereof and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of shares of Company Common Stock is fair from a financial point of view to such holders. It is agreed and understood that such opinions are for the benefit of the Board of Directors of the Company and may not be relied on by Parent or Merger Sub.

SECTION 3.19. Brokers and Other Advisors. Except for Deutsche Bank Securities Inc. and Moelis & Company LLC, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that:

SECTION 4.01. Organization and Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease or otherwise hold its properties and assets and to conduct its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company, prior to the date of this Agreement, true and complete copies of Parent’s and Merger Sub’s certificates of incorporation and by-laws or comparable governing documents, each as amended to the date hereof.

SECTION 4.02. Authority; Noncontravention. (a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. No vote of holders of capital stock of Parent is necessary to approve this Agreement or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized and approved by the respective Boards of Directors of Parent and Merger Sub, and except for the approval of the Merger by Parent in its capacity as the sole stockholder of Merger Sub (which approval shall be provided by the written consent of Parent immediately following the execution of this Agreement), no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The respective Boards of Directors of Parent and Merger Sub have (i) determined that it is in the best interests of the stockholders of Parent and Merger Sub, respectively, and declared it advisable, to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

(c) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby and compliance with Parent and Merger Sub with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, modification, cancelation or acceleration of any obligation or to the loss of any benefit under, or result in the creation of any Lien upon, any of the properties or assets of Parent or any of its Subsidiaries under, (i) the certificate of incorporation, by-laws or other comparable charter or organizational documents of Parent or Merger Sub, (ii) any Contract to which Parent or any of its Subsidiaries is a party or any of their respective properties or assets is subject or (iii) subject to receipt of the governmental filings and other matters referred to in Section 4.02(d), any Law or Order applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights of termination, modification, cancelation or acceleration, losses or Liens that would not reasonably be expected to have a Parent Material Adverse Effect.

(d) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except for (i) filings required under, and compliance with other applicable requirements of, the HSR Act and any other applicable Antitrust Law, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (iii) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained, made or given would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.03. Litigation. There are no Actions pending or, to the Knowledge of Parent and Merger Sub, threatened against Parent or Merger Sub or any of their respective Affiliates, or any Order to which Parent or Merger Sub or any of their respective Affiliates is subject, except, in each case, for those that would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.04. Ownership and Operations of Merger Sub. (a) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share. All of the issued and outstanding capital stock of Merger Sub is owned beneficially and of record by Parent, free and clear of all Liens.

(b) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the transactions contemplated hereby and, prior to the Effective Time, will not have engaged in any other business activities other than those relating to the transactions contemplated hereby.

SECTION 4.05. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the time it is first published or mailed to the stockholders of the Company, at the time of any amendment thereof or supplement thereto and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders’ Meeting which has become false or misleading.

SECTION 4.06. No Ownership of Company Common Stock. None of Parent, Merger Sub or any of their Affiliates is or has been during the past three years an

“interested stockholder” of the Company as defined in Section 203 of the DGCL. None of Parent, Merger Sub or any of their controlled Affiliates beneficially owns, directly or indirectly, or is the record holder of (or during the past three years has beneficially owned, directly or indirectly, or been the record holder of), or is (or during the past three years has been) a party to any Contract (other than this Agreement and the Confidentiality Agreement), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of Company Common Stock or any option, warrant or other right to acquire any shares of Company Common Stock.

SECTION 4.07. Financing. (a) Parent has, or will have prior to the Closing, sufficient cash to enable Merger Sub and the Surviving Corporation to pay the aggregate Merger Consideration, the Equity Award Consideration, any repayment or refinancing of debt contemplated by this Agreement or required in connection with the transactions contemplated hereby and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and to pay all related fees and expenses of Parent and Merger Sub, and there is no restriction on the use of such cash for such purposes. Parent has the financial resources and capabilities to fully perform all of its obligations under this Agreement.

(b) Parent has delivered to the Company, prior to the date of this Agreement, a true and complete copy of an executed commitment letter among Parent, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and Barclays Bank PLC, including all exhibits, schedules and annexes thereto, and excerpts of those portions of each fee letter associated therewith that contain any conditions to funding (including market flex provisions) (other than fee amounts, pricing caps and other economic terms that could not adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing contemplated by such commitment letter) regarding the terms of the debt financing to be provided thereby (collectively, the “Commitment Letter”), pursuant to which the parties thereto (other than Parent) have committed to provide, subject to the terms and conditions set forth therein, debt financing in the amounts set forth therein. As of the date of this Agreement, (i) the Commitment Letter is (A) a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, each of the other parties thereto, (B) enforceable in accordance with its terms against Parent and, to the Knowledge of Parent, each of the other parties thereto, in each case subject to the Bankruptcy and Equity Exception and (C) in full force and effect, (ii) the Commitment Letter has not been amended or modified, (iii) none of the respective obligations and commitments contained in the Commitment Letter has been withdrawn, terminated or rescinded in any respect, and no such amendment, modification, withdrawal, termination or rescission is contemplated by Parent or, to the Knowledge of Parent, by any other party thereto and (iv) no event has occurred which (with or without notice or lapse of time, or both) would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Parent or, to the Knowledge of Parent, any other parties thereto under the Commitment Letter. Parent has fully paid any and all commitment fees or other fees in connection with the Commitment Letter that are payable on or prior to the date hereof, and will pay in full any such amounts due on or before the Closing Date.

(c) Without limiting Section 8.08, in no event shall the receipt or availability of any funds or financing by or to Parent or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

SECTION 4.08. Certain Arrangements. As of the date hereof, there are no Contracts or other arrangements or understandings (whether oral or written) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written) (a) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or Board of Directors, on the other hand, that relate in any way to the Company or any of its Subsidiaries, the Company Common Stock or the transactions contemplated by this Agreement or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or approve the Merger or agrees to vote against any Superior Proposal.

SECTION 4.09. Confidentiality Agreement. The Confidentiality Agreement is in full force and effect and is a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, and no event has occurred which is a breach, or would reasonably be expected to constitute a breach, on the part of Parent under the Confidentiality Agreement.

SECTION 4.10. Brokers and Other Advisors. Except for Barclays Capital Inc. and JPMorgan Securities Inc., the fees and expenses of which will be paid by Parent or Merger Sub, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Affiliates.

SECTION 4.11. Independent Investigation. Each of Parent and Merger Sub acknowledges that it has conducted its own independent investigation and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company and the Company’s Subsidiaries that it and its Representatives have desired or requested to review for such purpose, and that it and its Representatives have had full opportunity to meet with the management of the Company and the Company’s Subsidiaries and to discuss the business and assets of the Company and the Company’s Subsidiaries.

ARTICLE V

Covenants and Agreements

SECTION 5.01. Conduct of Business. (a) During the period from the date hereof until the Effective Time, except as required by applicable Law, as expressly contemplated, required or permitted by this Agreement or as described in Section 5.01(a) of the Company Disclosure Letter, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course of business consistent with past practice. To the extent consistent with the foregoing, the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to preserve its and each of its Subsidiaries’ business organizations substantially intact and preserve existing relations with key customers, suppliers and other persons with whom the Company or its Subsidiaries have significant business relationships, in each case, consistent with past practice. Without limiting the generality of the foregoing, and except as required by applicable Law, as expressly contemplated, required or permitted by this Agreement or as described in Section 5.01(a) of the Company Disclosure Letter, during such period, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall not, and shall not permit any of its Subsidiaries to:

(i) amend the Company Certificate or the Company Bylaws or amend in any material respect (or in any respect adversely impacting Parent or Merger Sub) the comparable organizational documents of any Subsidiary of the Company, or enter into any written agreement with any of the Company’s stockholders in their capacity as such;

(ii) (A) issue, sell, encumber or grant any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests, except for any issuance, sale or grant (1) solely between or among the Company and its wholly owned Subsidiaries or (2) required pursuant to the exercise or settlement of Options, RSUs, Share Equivalent Units or other equity awards or obligations under the Company Plans outstanding on the date hereof in accordance with the terms of the applicable Company Plan in effect on the date hereof or granted after the date hereof not in violation of this Agreement, (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except (x) pursuant to written commitments in effect as of the date hereof with former directors or employees in connection with the termination of their services to the Company or any of its Subsidiaries or (y) in connection with the satisfaction of Tax withholding obligations with respect to Options, RSUs, Share Equivalent Units or other equity awards, acquisitions by the Company in connection with the forfeiture of such equity awards, or acquisitions by the Company in connection with the net exercise of Options, (C) in the case of the Company, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests or (D) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

(iii) (A) incur any Indebtedness, except for (1) Indebtedness solely between or among any of the Company and any of its wholly owned Subsidiaries, (2) letters of credit issued in the ordinary course of business, (3) Indebtedness incurred under (x) the Credit Agreement (including in respect of letters of credit) or (y) bank lines of credit in effect as of the date hereof used to fund short term working capital requirements of Subsidiaries of the Company organized outside of the United States so long the aggregate principal amount outstanding under the clauses (x) and (y) (including in respect of letters of credit) does not exceed at any time $450 million, and (4) trade credit or trade payables in the ordinary course of business consistent with past practice, or (B) make any loans, capital contributions or advances to any person outside of the ordinary course of business consistent with past practice, other than to the Company or any wholly owned Subsidiary of the Company;

(iv) adopt or implement any stockholder rights plan or similar arrangement;

(v) sell, lease, license or otherwise transfer to any person, in a single transaction or series of related transactions, any of its properties or assets, including any Intellectual Property owned or licensed by it, the value or purchase price of which, individually or in the aggregate, exceeds $100 million, except (A) dispositions of obsolete, worn out or surplus assets or assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, (B) transfers solely between or among the Company and its wholly owned Subsidiaries, (C) leases and subleases of real property owned by the Company or its Subsidiaries and leases of real property under which the Company or any of its Subsidiaries is a tenant or a subtenant, in each case following prior consultation with Parent and involving lease payments (x) over the life of any particular lease not exceeding $25 million and (y) on an annual basis with respect to any particular lease not exceeding $5 million and voluntary terminations or surrenders of such leases (other than pursuant to the expiration of such leases in accordance with their terms) in each case involving lease payments (x) over the life of any particular lease not exceeding $25 million and (y) on an annual basis with respect to any particular lease not exceeding $5 million, (D) pursuant to existing license agreements as in effect on the date hereof or other existing Contracts as in effect on the date hereof and listed in Section 5.01(a)(v) of the Company Disclosure Letter or (E) in the ordinary course of business consistent with past practice (which for the avoidance of doubt shall include sales or other dispositions of supplies, inventory, merchandise or products in the ordinary course of business, but shall not include licenses or sublicenses of Intellectual

Property reasonably expected to involve annual payments to or from the Company or any of its Subsidiaries in excess of $15 million);

(vi) make or authorize capital expenditures in any calendar year that, individually or in the aggregate, exceed the amounts budgeted in the Company’s current plan, which amounts are set forth in Section 5.01(a)(vi) of the Company Disclosure Letter, by more than 10%;

(vii) make any acquisition of or investment in any properties, assets, securities or business (whether by merger, sale of stock, sale of assets, entry into a joint venture or partnership or similar third-party business enterprise or otherwise) the value or purchase price of which, individually exceeds $50 million or in the aggregate exceeds $100 million, except in the ordinary course of business consistent with past practice (which for the avoidance of doubt shall include acquisitions of supplies, inventory, merchandise or products in the ordinary course of business);

(viii) except, (A) as required pursuant to the terms of any Company Plan or other written agreement, in each case, in effect on the date hereof, (B) as required by, or in order to comply with, applicable Law or (C) as otherwise expressly permitted by this Agreement (including any clause of this Section 5.01(a)(viii)), (1) grant to any director, executive officer, employee or consultant any increase in compensation, or pay or award any bonuses or incentive compensation, other than increases and payouts of compensation to employees other than executive officers in the ordinary course of business consistent with past practice, (2) grant to any current or former director, executive officer or employee any increase in severance, retention or termination pay, (3) grant or amend any equity awards, except grants permitted by and consistent with the parameters set forth in item 1 of Section 5.01(a)(ii) of the Company Disclosure Letter, (4) enter into any new or modify any existing employment or consulting agreement with any current or former director, executive officer, employee or consultant pursuant to which the annual base salary under such agreement exceeds $500,000 per annum, (5) hire any employee or engage any consultant, in each case for a new (i.e., non-replacement) position, whose base salary and target bonus opportunity exceeds $500,000 per annum, or hire any replacement employee or engage any replacement consultant, in each case whose base salary and target bonus opportunity exceeds $500,000 per annum, other than on terms substantially consistent with those applicable to the predecessor employee or consultant, as applicable, (6) establish, adopt, enter into or amend in any material respect any material collective bargaining agreement or material Company Plan, or (7) take any action to accelerate any rights or benefits under any Company Plan; provided, however, that the foregoing shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case, in the ordinary course of business, plans, agreements, benefits and compensation arrangements (including incentive grants, but excluding any individual severance arrangements) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(ix) make any material change in its financial accounting methods, principles or policies affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as may be required by a change in GAAP;

(x) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than, following prior consultation with Parent, (A) dormant Subsidiaries or (B) with respect to any merger, consolidation, restructuring, recapitalization or reorganization, solely among the Company and any wholly owned Subsidiary of the Company or solely among wholly owned Subsidiaries of the Company;

(xi) grant any Lien, other than Permitted Liens (for the avoidance of doubt, ignoring for this purpose clause (iv) of the definition of Permitted Liens to the extent such licenses are otherwise restricted under this Agreement), on any of its material assets other than to secure Indebtedness permitted under Section 5.01(a)(iii);

(xii) settle or compromise any pending or threatened Action, other than settlements or compromises that (A) require payment by the Company or any of its Subsidiaries of cash amounts that (x) are reflected or reserved against in respect of such Action in the most recent consolidated balance sheet (including the notes thereto) of the Company and its Subsidiaries included in the Company SEC Documents filed prior to the date hereof or (y) to the extent in excess of and/or not covered by clause (x), do not, individually or in the aggregate, exceed $100 million and (B) do not involve any injunctive or equitable relief or impose restrictions on the business of the Company or its Subsidiaries, or involve any license, cross license or similar arrangement with respect to Intellectual Property;

(xiii) other than in the ordinary course of business, and following prior consultation with Parent, (A) make any material change (or file a request to make any such change) in any method of Tax accounting or any annual Tax accounting period, (B) make, change or rescind any material Tax election, (C) settle or compromise any material Tax liability, audit claim or assessment, (D) surrender any right to claim a material Tax refund, (E) file any amended Tax Return with respect to any material Tax, (F) enter into any closing agreement with respect to any material Tax or (G) waive or extend the statute of limitations with respect to any Tax Return reporting a Tax liability in exceess of $5 million, other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business; or

(xiv) enter into, renew or extend (other than renewals and extensions in the ordinary course of business consistent with past practice), materially amend or terminate any Material Contract or Contract that if entered into prior to the date hereof would be a Material Contract, other than entering into any Contract (to the extent not otherwise requiring consent under this Section 5.01(a)) effecting a capital expenditure that would not be prohibited under clause (vi) of this Section 5.01(a), effecting an acquisition that would not be prohibited under clause (vii) of this Section 5.01(a), or effecting a disposition that would not be prohibited by clause (v) of this Section 5.01(a); or

(xv) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(b) None of Parent, Merger Sub or (subject to Section 5.02) the Company shall knowingly take or permit any of their respective Affiliates to take any action that could reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the Merger and the other transactions contemplated hereby.

(c) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 5.02. No Solicitation; Change in Recommendation. (a) The Company shall, and shall cause each of its Subsidiaries and its and their Representatives to, (i) immediately cease any solicitation, encouragement, discussions or negotiations with any persons with respect to a Takeover Proposal that existed on or prior to the date of this Agreement and (ii) from the date hereof until the Effective Time, not, directly or indirectly, (A) initiate, solicit or knowingly facilitate or encourage the making of any Takeover Proposal or (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information in connection with a Takeover Proposal.

(b) Notwithstanding anything contained in Section 5.02(a) or any other provision of this Agreement to the contrary, if at any time after the date hereof and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives receives a written Takeover Proposal, which Takeover Proposal did not result from any breach of this Section 5.02, (i) the Company and its Representatives may contact such person or group of persons making the Takeover Proposal solely to clarify the terms and conditions thereof and (ii) if the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and the failure to take the following actions would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and its Representatives may (x) enter into an

Acceptable Confidentiality Agreement with the person or group of persons making the Takeover Proposal and furnish pursuant thereto information (including non-public information) with respect to the Company and its Subsidiaries to the person or group of persons who has made such Takeover Proposal and (y) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Takeover Proposal. In the event that, pursuant to clause (x) of the foregoing sentence, the Company furnishes to a person or group of persons making a Takeover Proposal any material non-public information concerning the Company or its Subsidiaries that has not previously been furnished or made available to Parent or its Representatives, the Company shall promptly (and in any event within 24 hours) furnish such information to Parent. As used in this Agreement, the term “Acceptable Confidentiality Agreement” means any confidentiality agreement entered into by the Company from and after the date hereof that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not include a standstill provision.

(c) The Company shall promptly (and in any event within 24 hours after receipt) notify Parent in the event that the Company or any of its Subsidiaries or its or their Representatives receives a Takeover Proposal, which notice shall include the identity of the person or group of persons making such Takeover Proposal and a copy of the Takeover Proposal, and the Company shall, upon the request of Parent, keep Parent reasonably informed of any material developments with respect to any such Takeover Proposal (including any material changes thereto, and including by providing copies of any materially revised or material new documents evidencing or delivered in connection with such Takeover Proposal). The Company represents and agrees that it and its Subsidiaries have not entered into, and will not, after the date of this Agreement, enter into any confidentiality agreement with any person that prohibits the Company from providing any information to Parent in accordance with this Section 5.02.

(d) Except as set forth in this Section 5.02(d), neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withhold or withdraw (or modify in a manner adverse to Parent), or publicly propose to withhold or withdraw (or modify in a manner adverse to Parent), the Company Board Recommendation, (B) make any public statement that is inconsistent with the Company Board Recommendation (including by failing to recommend against any Takeover Proposal structured as a tender or exchange offer within ten Business Days after commencement of such offer) or (C) approve or adopt, or recommend the approval or adoption of, or publicly propose to recommend, approve or adopt, any Takeover Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”, it being understood that a customary “stop, look and listen” communication by the Board of Directors of the Company or any committee thereof pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not, in and of itself, constitute an Adverse Recommendation Change) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any Takeover Proposal, other than any Acceptable Confidentiality Agreement entered into in accordance with Section 5.02(b) (each, a “Company

Acquisition Agreement”). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval, the Board of Directors of the Company and any committee thereof may (1) make an Adverse Recommendation Change if the Board of Directors of the Company has determined in good faith, after consultation with its financial advisors and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law or (2) cause the Company to enter into a Company Acquisition Agreement with respect to a Takeover Proposal, which Takeover Proposal did not result from any breach of this Section 5.02 and terminate this Agreement pursuant to Section 7.01(d)(ii), if the Board of Directors of the Company has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal; provided, however, that the Board of Directors of the Company or a committee thereof, as applicable, shall not, and shall cause the Company not to, take any action set forth in clause (1) or clause (2) unless (A) the Company has given Parent at least five calendar days’ prior written notice of its intention to take such action (which notice shall specify the reasons therefor and, if relating to a Takeover Proposal, include an unredacted copy of any such Superior Proposal and an unredacted copy of any relevant proposed transaction agreements and specify the identity of the person or group of persons making such Superior Proposal), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal (or, if the action set forth in clause (1) does not relate to a Takeover Proposal, such that the failure to make an Adverse Recommendation Change would not be inconsistent with the directors’ fiduciary duties under applicable Law) and (C) following the end of such notice period, the Board of Directors of the Company has considered in good faith such binding offer, and has determined that the Superior Proposal would continue to constitute a Superior Proposal (or, if the action set forth in clause (1) does not relate to a Takeover Proposal, that the failure to effect an Adverse Recommendation Change would continue to be inconsistent with the directors’ fiduciary duties under applicable Law) if the revisions proposed in such binding offer were to be given effect. Without limiting other covenants under this Section 5.02, after complying with the foregoing proviso with respect to any Superior Proposal (x) the Company shall have no further obligations under such proviso with respect to such Superior Proposal (including with respect to any revisions or changes thereto), and (y) the Board of Directors of the Company or a committee thereof, as applicable, shall not be required to comply with such obligations with respect to such Superior Proposal (including with respect to any revisions or changes thereto).

(e) Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company or any committee thereof from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that is required by applicable Law;

provided, however, that neither clause (i) nor clause (ii) will in any way eliminate or modify the effect that any such action would otherwise have under this Agreement.

(f) As used in this Agreement, the term “Takeover Proposal” means any inquiry, proposal or offer from any person or group of persons (other than Parent and its Subsidiaries) relating to (i) any direct or indirect acquisition, in a single transaction or series of related transactions, of 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company), including by way of merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Subsidiaries of the Company whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company), (ii) any direct or indirect acquisition, in a single transaction or series of related transactions, of 20% or more of the outstanding Company Common Stock or voting power of the Company, (iii) any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 20% or more of the outstanding Company Common Stock or voting power of the Company or (iv) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, pursuant to which such person or group of persons (or the stockholders of any person) would acquire, directly or indirectly, 20% or more of the aggregate voting power of the Company or of the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, other than the transactions contemplated by this Agreement.

(g) As used in this Agreement, the term “Superior Proposal” means any bona fide written Takeover Proposal that the Board of Directors of the Company has determined in its good faith judgment, after consultation with its financial advisors and outside legal counsel, (x) is reasonably capable of being consummated on the terms proposed, taking into account all material financial, legal, regulatory and other aspects of such proposal, including all material conditions contained therein and (y) to be more favorable from a financial point of view to the Company’s stockholders than the transactions contemplated hereby (taking into account any changes to this Agreement proposed by Parent in response to such Takeover Proposal); provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.

SECTION 5.03. Preparation of the Proxy Statement; Stockholders’ Meeting. (a) As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare the Proxy Statement and file it with the SEC. Subject to Section 5.02, the Board of Directors of the Company shall make the Company Board Recommendation to the Company’s stockholders and shall include such recommendation in the Proxy Statement. Parent shall provide to the Company all information concerning Parent and Merger Sub and their respective Affiliates as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy

Statement and the resolution of any comments thereto received from the SEC. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent such information shall have become false or misleading in any material respect. The Company shall notify Parent promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC, and shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to its stockholders as promptly as reasonably practicable after the resolution of any such comments. Prior to the filing of the Proxy Statement (or any amendment or supplement thereto) or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and to propose comments on such document or response, which the Company shall consider in good faith.

(b) Subject to Section 5.03(a), and notwithstanding any Adverse Recommendation Change, the Company shall take all necessary actions in accordance with applicable Law, the Company Certificate, the Company Bylaws and the rules of NASDAQ to duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval, as soon as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement, and, prior to the termination of this Agreement in accordance with its terms, shall not submit any Takeover Proposal for approval or adoption by the stockholders of the Company. Subject to Section 5.02, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval. Notwithstanding any provision of this Agreement to the contrary, the Company may, in its sole discretion, adjourn, recess or postpone the Company Stockholders’ Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders’ Meeting or (ii) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting.

SECTION 5.04. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to

Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other transactions contemplated by this Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated by this Agreement, (iii) execute and deliver any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the transactions contemplated by this Agreement, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws, which are the subject of Sections 5.04(c) and 5.04(d).

(b) In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the transactions contemplated by this Agreement and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the transactions contemplated by this Agreement, take all action necessary to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the transactions contemplated hereby.

(c) Each of the parties hereto agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other applicable Antitrust Law with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable following the date hereof, (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Antitrust Law and (iii) take or cause to be taken all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Antitrust Laws and to obtain all consents under any Antitrust Laws that may be required by any Governmental Authority with competent jurisdiction, so as to enable the parties hereto to consummate the Merger and the other transactions contemplated hereby. In furtherance and not in limitation of the foregoing, each party hereto shall take or cause to be taken all actions necessary to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law, including (A) defending any Actions challenging this Agreement or the consummation of the transactions contemplated hereby (including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed), (B) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority or with any other person, (C) selling, divesting, conveying or holding separate or otherwise taking any other action that limits Parent’s and its Subsidiaries’ freedom of action with respect to, or their ability to retain, particular products, assets or businesses of Parent or the Company or their respective Subsidiaries, or agreeing to take any such action, (D) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries and (E) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries, in each case, to the extent necessary to obtain all consents that may be required under the HSR Act or any other applicable Antitrust Laws or to resolve any objections asserted by any Governmental Authority with competent jurisdiction; provided, however, that it is expressly understood and agreed that nothing in this Agreement, including any provision of this Section 5.04, shall be deemed to require Parent (or permit the Company, without Parent’s prior written consent) to take, or agree or commit to take, any action, or agree to any condition or restriction, involving the Company or Parent or their respective Subsidiaries pursuant to this Section 5.04 or otherwise in connection with obtaining the expiration or termination of the applicable waiting periods under the HSR Act or any other applicable Antitrust Laws or any consents under any Antitrust Laws that may be required by any Governmental Authority with competent jurisdiction, that would, or would reasonably be expected to, individually or in the aggregate, result in a material adverse effect on Parent, or on the Company and its Subsidiaries (for the avoidance of doubt, including, after the Closing, the Surviving Corporation and its Subsidiaries), in each case measured on a scale relative to the Parent and its Subsidiaries, taken as a whole. Nothing in this Section 5.04 shall require the Company or its Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing, or permit the Company or any of its Subsidiaries to take or agree to any action or other matter pursuant to this Section 5.04 referred to in clauses (B)-(E) above without Parent’s prior written consent (which consent shall be granted in accordance with the immediately preceding sentence), including that (but without limiting Parent’s obligations pursuant to the immediately preceding sentence) if any products, businesses or assets of the Company or Parent or their respective Subsidiaries are to be sold, divested or disposed of pursuant to this Section 5.04, Parent shall have the right to select the products, businesses and/or assets to be sold, divested or disposed of.

(d) Each of the parties hereto shall use its best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority by any person in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any Governmental Authority, or in any filings or submissions in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, other than documents submitted under Item 4(c) or 4(d) of the Notification and Report Form pursuant to the HSR Act, and (iv) to the extent practicable and permitted by the FTC, the DOJ or such other applicable Governmental Authority or private party, as the case may be, give the other parties hereto the opportunity to attend and participate in any meetings and conferences.

(e) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to, provide all cooperation that is necessary, customary or advisable and reasonably requested by Parent to assist Parent in the arrangement of any third party debt or equity financing for the purpose of financing the aggregate Merger Consideration, the Equity Award Consideration, any repayment or refinancing of debt contemplated by this Agreement or required in connection with the transactions contemplated hereby and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses of Parent and Merger Sub (the “Financing”) (it being understood that the receipt of such Financing is not a condition to the Merger); provided, however, that nothing herein shall require such cooperation to the extent it would (A) unreasonably disrupt the conduct of the business or operations of the Company or its Subsidiaries, (B) require the Company or any of its Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any liability or give any indemnities prior to the Effective Time for which it is not promptly reimbursed or simultaneously indemnified or (C) require the Company or any of its Subsidiaries to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company Certificate, the Company Bylaws, any applicable Laws, the Credit Agreement or any Material Contract. Such cooperation shall include, without limitation, (i) participating in a reasonable number of meetings, presentations and due diligence sessions, (ii) providing reasonable and timely assistance with the preparation of materials for presentations, offering memoranda, prospectuses and similar documents required in connection with the Financing, and (iii) as promptly as reasonably practical, and in any event at least 10 days prior to the Closing Date, furnishing Parent and its financing sources with (i) unaudited consolidated balance sheets and related statements of operations and comprehensive income and cash flows for the Company for the fiscal quarter ended March 31, 2013 and each subsequent fiscal quarter ended on a date that is not a fiscal year end and that is at least 45 days before the Closing Date and (ii) (in the event that the Closing Date occurs on a date that is more than 90 days following December 31, 2013) audited consolidated balance sheets and related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the fiscal year ended December 31, 2013, in each case prepared in accordance with GAAP. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding for the avoidance of doubt, the costs of the Company’s preparation of its annual and quarterly financial statements) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 5.04(e), and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to (a) any information provided by the Company or any of its Subsidiaries or (b) any fraud or intentional misrepresentation or willful misconduct by any such persons.

SECTION 5.05. Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system; provided, however, that the foregoing shall not apply to any release or other public statement to the extent containing information that is consistent with the joint press release referred to below or any other release or public statement previously issued or made in accordance with this Section 5.05; provided further, that the Company need not consult Parent in connection with the matters referred to in and in accordance with Section 5.02, including any press release or public statement to be issued or made in order to effect an Adverse Recommendation Change made pursuant to and in accordance with Section 5.02, and Parent need not consult the Company in connection with any matters referred to in Section 5.02. The parties hereto agree that the initial press release to be issued with respect to the transactions contemplated hereby following execution of this Agreement shall be in the form heretofore agreed to by Parent and the Company. Except as expressly contemplated by this Agreement (including the first sentence of this Section) or as required by Law, no party shall issue any press release or make any public statement regarding the other party or the other party’s operations, directors, officers or employees without obtaining the other party’s prior written consent.

SECTION 5.06. Access to Information; Confidentiality. Subject to applicable Law, upon reasonable notice, the Company shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s officers, employees, agents, properties, books, Contracts and records and the Company shall furnish promptly to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request. Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company. The Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would reasonably be expected to violate applicable Law or a Contract or obligation of confidentiality owing to a third party, waive the protection of an attorney-client privilege, work product doctrine or other legal privilege or expose the Company to risk of liability for disclosure of sensitive or personal information. Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the immediately preceding sentence, it shall provide notice to Parent that it is withholding such access or information and shall use its reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege. For the avoidance of doubt, until the Effective Time, all information provided by or on behalf of the Company or its Subsidiaries pursuant to this Section 5.06 or pursuant to Section 5.02 will be subject to the terms of the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms; provided, that, notwithstanding anything to the contrary in the Confidentiality Agreement, it is expressly acknowledged and agreed by each party hereto that, from and after the date hereof, for all purposes hereunder and under the Confidentiality Agreement, the restrictions in paragraph 11 of the Confidentiality Agreement shall be deemed to have expired and been terminated and be of no further force and effect.

SECTION 5.07. Indemnification and Insurance. (a) From and after the Effective Time, each of Parent and the Surviving Corporation shall (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, an “Indemnitee”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the transactions contemplated by this Agreement or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee), to the fullest extent permitted under applicable Law, and (ii) assume all obligations of the Company and its Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Certificate and the Company Bylaws and the organizational documents of such Subsidiaries as in effect on the date hereof or in any agreement in existence as of the date hereof providing for indemnification between the Company and any Indemnitee. Without limiting the foregoing, Parent, commencing at the Effective Time and continuing for a period of six years, shall cause, unless otherwise required by Law, the certificate of incorporation and the by-laws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date hereof in the Company Certificate and the Company Bylaws, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, advance any expenses (including reasonable fees and expenses of legal counsel) of any Indemnitee under this Section 5.07 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.07) as incurred to the fullest extent permitted under applicable Law; provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such person is not entitled to be indemnified pursuant to this Section 5.07(a) or under applicable Law.

(b) None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Action relating to any acts or omissions covered under this Section 5.07 (each, a “Claim”) for which indemnification has been sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) For a period of six years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or prior to the Effective Time; provided that, if the aggregate annual premium for such insurance exceeds 300% of the current annual premium for such insurance, then Parent shall provide or cause to be provided a policy for the applicable individuals with the best coverage as is then available at a cost up to but not exceeding 300% of such current aggregate annual premium. The Company may (or if requested by Parent, the Company shall), in consultation with Parent, purchase, prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or prior to the Effective Time, covering without limitation the Merger and the other transactions contemplated hereby, at an aggregate cost up to but not exceeding 600% of the current annual premium for such insurance. If such prepaid “tail” policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance pursuant to this Section 5.07(c).

(d) The provisions of this Section 5.07 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Certificate or the Company Bylaws, by Contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.07 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.07 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee has consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.07 applies shall be third-party beneficiaries of this Section 5.07).

(e) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.07.

(f) Nothing in this Agreement is intended to, shall be construed to or shall, release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.07 is not prior to or in substitution for any such claims under such policies.

SECTION 5.08. Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.09. Employee Matters. (a) During the period commencing at the Effective Time and ending on December 31, 2014 (the “Continuation Period”), Parent shall provide, or shall cause the Surviving Corporation (or in the case of a transfer of all or substantially all the assets and business of the Surviving Corporation, its successors and assigns) to provide, each individual who is employed by the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Company Employee”) with target total compensation (which, for the avoidance of doubt, shall include equity-based incentive compensation) and benefits, in each case, that are no less favorable in the aggregate than the target total compensation and benefits provided to the Company Employees immediately prior to the Effective Time; provided, that solely with respect to base salary, the Continuation Period shall be deemed to be the later of December 31, 2014 and December 31 of the calendar year following the calendar year in which the Effective Time occurs.

(b) Without limiting the generality of Section 5.09(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume and honor in accordance with their terms all of the Company Plans (including any change in control severance agreement or other arrangement that is a Company Plan), in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event) it being understood that the foregoing shall not limit the right of Parent and its Subsidiaries, including the Surviving Corporation, to amend any Company Plan in accordance with its terms.

(c) With respect to all employee benefit plans of the Surviving Corporation and its Subsidiaries, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), for all purposes (except as set forth below), including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Corporation or any of its Subsidiaries (or in the case of a transfer of all or substantially all the assets and business of the Surviving Corporation, its successors and assigns); provided, however, that such service need not be recognized to the extent that such recognition would (i) result in any duplication of benefits for the same period of service, (ii) apply for purposes of determining an accrued benefit under any defined benefit retirement plan, (iii) to the extent not recognized by the Company for similar purposes, or (iv) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation.

(d) Without limiting the generality of Section 5.09(a), Parent shall, or shall cause the Surviving Corporation to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Corporation or any of its Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. Parent shall, or shall cause the Surviving Corporation to, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e) Prior to the Closing, the parties shall use commercially reasonable efforts to fully comply with all notice, consultation, effects bargaining or other bargaining obligations to any labor union, labor organization, works council or group of employees of the Company and its Subsidiaries in connection with the transactions contemplated by this Agreement. With respect to any Company Employees based outside of the United States, Parent’s obligations under this Section 5.09 shall be modified to the extent necessary to comply with applicable Laws of the foreign countries and political subdivisions thereof in which such Company Employees are based.

(f) For the avoidance of doubt, for purposes of any Company Plan containing a definition of “change in control” or “change of control”, the Closing shall be deemed to constitute a “change in control” or “change of control”.

(g) Notwithstanding any provision of this Agreement to the contrary, the provisions of this Section 5.09 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.09 (i) is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, (ii) obligates Parent or any of its Subsidiaries (including the Surviving Corporation) to retain the employment of any particular employee of the Company or any of its Subsidiaries following the Effective Time or (iii) results in any current or former director, employee, consultant or any other individual associated therewith being regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof.

SECTION 5.10. Notification of Certain Matters; Stockholder Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (i) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the transactions contemplated hereby or from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation, Parent the Merger or the other transactions contemplated hereby and (ii) any Actions commenced or, to such party’s Knowledge, threatened against such party which relates to this Agreement or the transactions contemplated hereby. The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company or its directors relating to this Agreement or the transactions contemplated hereby, and no such settlement shall be agreed to or offered without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

SECTION 5.11. Parent Vote. (a) Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Company Common Stock beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted or to provide a consent, in favor of the adoption of this Agreement at any meeting of stockholders of the Company at which this Agreement shall be submitted for adoption and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of the Company by consent in lieu of a meeting).

(b) Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.

SECTION 5.12. Post-Closing Arrangements. (a) Following the Effective Time, Parent intends to maintain the “Life Technologies” name as a brand of the combined company. To support the scale of the combined business, Parent expects to invest further to expand its global capabilities, especially in the Carlsbad, California area.

(b) Parent intends to nominate at least one member of the Board of Directors of the Company, selected by Parent, for appointment to the Board of Directors of Parent effective at the Effective Time.

SECTION 5.13. Tax Certificate. The Company shall deliver to Parent at the Closing a certification satisfying the requirements of Sections 1.897-2(h) and 1.1445-2(c)(3) of the Treasury Regulations certifying that interests in the Company are not “U.S. real property interests” within the meaning of Section 897(c) of the Code.

ARTICLE VI

Conditions Precedent

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by applicable Law) waiver on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Antitrust. (i) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted and (ii) all other Required Antitrust Approvals shall have been obtained.

(c) No Injunctions or Restraints. No Governmental Authority of competent authority shall have issued an Order or enacted a Law that is in effect and prohibits, restrains or makes illegal the consummation of the Merger (collectively, “Restraints”).

SECTION 6.02. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by applicable Law) waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.02 shall be true and correct, except for any de minimis inaccuracies, as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of the Company set forth in Sections 3.03 (other than clauses (c)(ii) and (c)(iii) and (d)), 3.14 and 3.19 shall be true and correct in all material respects as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) all other representations and warranties set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with its obligations required to be performed or complied with by it under this Agreement on or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by an officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement there shall not have been any effect, change, event, circumstance or occurrence that has had or would reasonably be expected to have a Material Adverse Effect.

SECTION 6.03. Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by applicable Law) waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with their respective obligations required to be performed or complied with by them under this Agreement on or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an officer of Parent to such effect.

SECTION 6.04. Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in Section 6.01 or 6.03 to be satisfied if such failure was caused by its failure to perform in all material respects any of its obligations under this Agreement, to act in good faith or to use its reasonable best efforts to consummate the Merger and the other transactions contemplated hereby, including as required by and subject to Section 5.04. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 6.01 or 6.02 to be satisfied if such failure was caused by the failure of Parent or Merger Sub to perform in all material respects any of their obligations under this Agreement, to act in good faith or to use their reasonable best efforts to consummate the Merger and the other transactions contemplated hereby, including as required by and subject to Section 5.04.

ARTICLE VII

Termination

SECTION 7.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by the mutual written consent of the Company and Parent duly authorized by each of their respective Boards of Directors; or

(b) by either the Company or Parent:

(i) if the Merger is not consummated on or before the nine-month anniversary of the date hereof (as such date may be extended pursuant to Section 8.08, the “End Date”); provided, however, that (x) if, on the End Date, any of the conditions to the Closing set forth in Section 6.01(b) or 6.01(c) (if such Restraint is in respect of an Antitrust Law) shall not have been satisfied or (to the extent permitted by applicable Law) waived by both the Company and Parent, but all other conditions to the Closing (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied, then the End Date shall, without any action on the part of the parties hereto, be extended to the fifteen-month anniversary of the date hereof, or such earlier date as may be agreed in writing by Parent and the Company, and such date shall become the End Date for purposes of this Agreement and (y) the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement materially contributed to the failure of the Merger to be consummated on or before such date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii) if any Governmental Authority of competent authority issues a final nonappealable Order or enacts a Law that prohibits, restrains or makes illegal the consummation of the Merger; or

(iii) if the Company Stockholder Approval is not obtained at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; or

(c) by Parent:

(i) if the Company breaches any of its representations or warranties or fails to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (B) is incapable of being cured prior to the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(ii) prior to receipt of the Company Stockholder Approval, if the Board of Directors of the Company effects an Adverse Recommendation Change; or

(d) by the Company:

(i) if either Parent or Merger Sub breaches any of its representations or warranties or fails to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (B) is incapable of being cured prior to the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii) prior to receipt of the Company Stockholder Approval, in connection with entering into a Company Acquisition Agreement in accordance with Section 5.02(d)(2).

SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than this Section 7.02, Section 7.03, Article VIII and the Confidentiality Agreement, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except (a) as liability may exist pursuant to the Sections specified in the immediately preceding parenthetical that survive such termination and (b) that no such termination shall relieve any party from liability for fraud.

SECTION 7.03. Termination Fees. (a) In the event that:

(i) (A) a bona fide Takeover Proposal has been publicly made, proposed or communicated (and not withdrawn) after the date hereof and prior to the completion of the Company Stockholders’ Meeting (including any adjournment or postponement thereof), or prior to the termination of this Agreement, if earlier than such completion of such Company Stockholders’ Meeting, if any, (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) or 7.01(b)(iii) or by Parent pursuant to Section 7.01(c)(i) and (C) within twelve months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to, or consummates, any Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in clause (A)); provided, that for purposes of clause (C) of this Section 7.03(a)(i), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”;

(ii) this Agreement is terminated by the Company pursuant to Section 7.01(d)(ii); or

(iii) this Agreement is terminated by Parent pursuant to Section 7.01(c)(ii);

then the Company shall pay to Parent a termination fee of $485 million in cash (the “Company Termination Fee”), (x) in the case of Section 7.03(a)(i), within two Business Days after the earlier of entering into such definitive agreement with respect to such Takeover Proposal and the consummation of a Takeover Proposal, (y) in the case of Section 7.03(a)(ii), simultaneously with such termination and (z) in the case of Section 7.03(a)(iii), within two Business Days after such termination (it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion).

(b) In the event that Parent receives full payment of the Company Termination Fee pursuant to Section 7.03(a) under circumstances where a Company Termination Fee was payable, the receipt of the Company Termination Fee shall be the sole and exclusive monetary remedy for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other person in connection with this Agreement (and the termination hereof), the Merger and the other transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination.

ARTICLE VIII

Miscellaneous

SECTION 8.01. No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 8.02. Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, by action taken by the respective Boards of Directors of each of the parties hereto; provided, however, that following approval of this Agreement by the stockholders of the Company, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval. Any amendment or supplement to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of each of the parties hereto.

SECTION 8.03. Extension of Time, Waiver, Etc. At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing). Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.04. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.04 shall be null and void.

SECTION 8.05. Counterparts. This Agreement may be executed in one or more counterparts (including by email), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.06. Entire Agreement; Third-Party Beneficiaries; No Other Representations or Warranties. (a) This Agreement and any exhibits, annexes or schedules hereto, including the Company Disclosure Letter, together with the Confidentiality Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof, and except for (i) if the Effective Time occurs, the right of the holders of Company Common Stock to receive the Merger Consideration and the right of the holders of Options, the holders of RSUs and the Share Equivalent Unit Holders to receive the Equity Award Consideration, (ii) the provisions set forth in Section 5.07 of this Agreement, (iii) the right of the Company’s stockholders to pursue claims for damages (including damages based on the loss of the economic benefits of the Merger, including the loss of the premium offered to such stockholders) and other relief, including equitable relief, for a breach by Parent or Merger Sub of its obligations under this Agreement, are not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder; provided that the rights granted pursuant to clause (iii) shall be enforceable on behalf of the Company’s stockholders only by the Company, in its sole and absolute discretion, on behalf of the stockholders of the Company, and any amounts received by the Company in connection therewith may be retained by the Company and (iv) the rights of the Lender Related Parties set forth in Sections 8.07(c) and 8.15.

(b) Each of Parent and Merger Sub acknowledges and agrees that except for the representations and warranties contained in Article III, neither the Company nor any other person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or with respect to any information furnished, disclosed or made available to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company and the negotiation of this Agreement or otherwise in connection with the transactions contemplated hereby. Except pursuant to the terms and conditions of this Agreement, neither the Company nor any other person shall be subject to any liability or responsibility whatsoever to Parent, Merger Sub or any of their respective Affiliates or any of their respective stockholders, controlling persons or Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) resulting from or based upon the Company’s making available to Parent and Merger Sub any information or Parent’s use of any such information. The term “information” as used in this Section 8.06(b) includes any information, documents or material furnished, disclosed or otherwise made available in any form to Parent, Merger Sub or their respective Affiliates, stockholders, controlling persons and Representatives, including in any data room or management presentations (formal or informal) and including any financial statements and any projections, forecasts, budgets, estimates or other forward-looking information (including in any information or descriptive memorandum, supplemental information or other materials or information with respect to any of the foregoing).

SECTION 8.07. Governing Law; Jurisdiction. (a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under any applicable conflict of laws principles.

(b) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware). In addition, each of the parties hereto (i) consents to submit itself, and hereby submits itself, to the exclusive jurisdiction and venue of such courts in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware) and (iv) consents to service of process being made through the notice procedures set forth in Section 8.10.

(c) Notwithstanding the foregoing, each of the parties hereto agrees that it will not, and will not permit its Affiliates to, bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the lenders, agents or arrangers under the Financing described in the Commitment Letter nor their respective Affiliates, successors or assigns nor any other debt financing sources (collectively, the “Lender Related Parties”) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including with respect to any dispute arising out of or relating in any way to the Financing described in the Commitment Letter or the performance thereof, in any forum other than any state or Federal court sitting in the Borough of Manhattan in the City of New York and agrees that the waiver of jury trial set forth in Section 8.09 hereof shall be applicable to any such proceeding.

SECTION 8.08. Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement. Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.07(b), without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the End Date, any party hereto brings any Action, in accordance with Section 8.07, to enforce specifically the performance of the terms and provisions hereof by any other party, the End Date shall automatically be extended (x) for the period during which such Action is pending, plus 10 Business Days or (y) by such other time period established by the court presiding over such Action, as the case may be.

SECTION 8.09. WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.

SECTION 8.10. Notices. All notices, requests, claims, demands and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, by email (which is confirmed) or if sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to:

Thermo Fisher Scientific Inc.

81 Wyman Street

Waltham, Massachusetts 02454

Attention: Seth H. Hoogasian, Senior Vice President,

                 General Counsel and Secretary

Email: seth.hoogasian@thermofisher.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Matthew M. Guest

Email: mguest@wlrk.com

If to the Company, to:

Life Technologies Corporation

5781 Van Allen Way

Carlsbad, CA 92008

Attention: Chief Legal Officer

Email: john.cottingham@lifetech.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attention: Richard Hall

                 Minh Van Ngo

Email: rhall@cravath.com

            mngo@cravath.com

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

SECTION 8.11. Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

SECTION 8.12. Fees and Expenses. Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise set forth in this Agreement.

SECTION 8.13. Definitions. For purposes of this Agreement:

“Affiliate” means, with respect to any person, another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For the purposes of this definition, “control” means, with respect to any person, the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise. The term “controlled” shall have a correlative meaning.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable state, foreign or supranational antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions are required or authorized by law to be closed in New York, New York.

“Company Deferred Compensation Plan” means the Life Technologies Corporation Deferred Compensation Plan, as may be amended from time to time.

“Company Plan” means each plan, program, policy, agreement or other arrangement covering current or former directors, employees or consultants, that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA, whether or not subject to ERISA, (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not subject to ERISA, (iii) a stock option, stock purchase, or other equity or equity-based agreement, program or plan, (iv) an individual employment, consulting, change-in-control, severance, retention or other similar agreement or (v) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, vacation, severance or termination pay, benefit or fringe-benefit plan, program, policy, agreement or other arrangement, in each case, that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or has or may have any liability, each as may be amended from time to time.

“Company Rabbi Trust” means the Life Technologies Corporation Rabbi Trust established pursuant to the Rabbi Trust Agreement, dated as of July 20, 2011, between the Company and The Bank of New York Mellon.

“Company Stock Plan” means the Life Technologies Corporation 2009 Equity Incentive Plan, the Invitrogen Corporation 2004 Equity Incentive Plan, the Life Technologies Corporation Amended and Restated 1999 Stock Incentive Plan, the Applera Corporation/Applied Biosystems Group Amended and Restated 1999 Stock Incentive Plan, the Invitrogen Corporation 1997 Stock Option Plan and the Company Deferred Compensation Plan, each as may be amended from time to time.

“Confidentiality Agreement” means the letter agreement, dated as of March 4, 2013, between the Company and Parent, as may be amended from time to time.

“Credit Agreement” means the Credit Agreement, dated as of February 14, 2012, among the Company, as the U.S. borrower, certain subsidiaries of the

Company as foreign borrowers, the lenders from time to time party thereto, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, JPMorgan Chase Bank N.A. and DNB Bank ASA as co-syndication agents and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and DNB Markets, Inc. as joint lead arrangers and joint book managers, as may be amended from time to time.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“executive officer” means each individual who is considered an officer of the Company within the meaning of Section 16 of the Exchange Act.

“Foreign Company Plan” means any Company Plan that is maintained by the Company or any of its Affiliates primarily for the benefit of current or former employees of the Company or any of its Subsidiaries based outside of the United States, other than any plan or program maintained by a Governmental Authority to which the Company or any of its Subsidiaries is required to contribute or mandated by applicable Law (each, an “Excluded Plan”).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental authority, whether federal, state or local, domestic, foreign or multinational.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any person, all obligations of such person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar Contracts, (iii) in respect of outstanding letters of credit, and (iv) in respect of all guarantees, keepwell or similar arrangements for any of the foregoing.

“Intellectual Property” means all intellectual property rights, regardless of form, including: (i) patents and patent applications, published and unpublished works of authorship, including audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, mask works and sound recordings, copyrights and copyrightable works; (ii) inventions and discoveries, including articles of manufacture, business methods, compositions of matter, improvements, machines, methods and processes and new uses for any of the preceding items; (iii) trademarks, service marks, logos, trade names, corporate names, domain names and registrations and applications therefor, product designs and any words, names, symbols, devices, designs and other designations, or any combinations of the preceding items, used to identify or distinguish a business, good, group, product, or service or to indicate a form of certification; and (iv) trade secrets, confidential information, customer data and confidential or proprietary information, whether tangible or intangible, including algorithms, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems and techniques.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” means, (i) with respect to the Company, the actual knowledge of those individuals listed in Section 8.13 of the Company Disclosure Letter, and (ii) with respect to Parent or Merger Sub, the actual knowledge of any of the officers or directors of Parent or Merger Sub.

“Liens” means any pledges, liens, charges, encumbrances or security interests of any kind or nature whatsoever.

“Material Adverse Effect” means any effect, change, event, circumstance or occurrence that, individually or in the aggregate, (i) would prevent or materially delay, interfere with, impair or hinder the consummation by the Company of the Merger and the other transactions contemplated by this Agreement on a timely basis or (ii) has a material adverse effect on the business, results of operations, assets or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no effect, change, event, circumstance or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or may occur with respect to clause (ii) above: (A) changes generally affecting the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates; (B) changes generally affecting the industries in which the Company and its Subsidiaries operate; (C) changes or prospective changes in Law or GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions; (D) changes proximately caused by the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereby (other than for purposes of any representation or warranty contained in Sections 3.03(c) and 3.03(d)), including the impact thereof (to the extent proximately caused thereby) on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or Governmental Authorities, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated hereby; (E) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism; (F) volcanoes, tsunamis, pandemics, earthquakes, floods, storms, hurricanes, tornados or other natural disasters; (G) any action taken by the Company or its Subsidiaries that is required by this Agreement or with Parent’s written consent or at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement; (H)

changes resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates; (I) changes or prospective changes in the Company’s credit ratings; (J) changes in the price or trading volume of the Company Common Stock; or (K) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (I), (J) and (K) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (A) through (K) hereof) is, may be, contributed to or may contribute to, a Material Adverse Effect); provided further, however, that any effect, change, event or occurrence referred to in clauses (A), (B), (C), (E) or (F) may be taken into account in determining whether or not there has been or may be a Material Adverse Effect to the extent such effect, change, event, circumstance or occurrence has a disproportionate adverse affect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been or may be a Material Adverse Effect).

“Parent Material Adverse Effect” means any effect, change, event, circumstance or occurrence that would prevent or materially delay, interfere with, impair or hinder (i) the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated by this Agreement on a timely basis or (ii) the compliance by Parent or Merger Sub with their obligations under this Agreement.

“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other charges by Taxing Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise, in each case, in the ordinary course of business, (iii) Liens securing payment, or any obligation, of the Company or its Subsidiaries with respect to the Credit Agreement, (iv) licenses granted to third parties in the ordinary course of business by the Company or its Subsidiaries, (v) such other Liens or imperfections of title that are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such Lien or imperfection of title and (vi) Liens that are disclosed on the most recent consolidated balance sheet of the Company, or the notes thereto, included in the Company SEC Documents filed prior to the date hereof.

“person” means an individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or any other entity, including any Governmental Authority.

“Regulation S-K” means Regulation S-K promulgated by the SEC under the Securities Act and the Exchange Act.

“Regulation S-X” means Regulation S-X promulgated by the SEC under the Securities Act and the Exchange Act.

“Representatives” means, with respect to any person, such person’s officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any person, another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned or controlled directly or indirectly by such first person, or the general partner of which is such first person.

“Tax Return” means any return, filing, report, questionnaire, information statement, claim for refund, or other document required or permitted to be filed, including any amendments that may be filed, for any taxable period with any Taxing Authority.

“Taxes” means all forms of taxation or duties imposed, or required to be collected or withheld, including charges, together with any related interest, penalties or other additional amounts.

“Taxing Authority” means any Governmental Authority charged with the determination, collection or imposition of Taxes.

“U.S. Company Plan” means any Company Plan that is not a Foreign Company Plan or an Excluded Plan.

SECTION 8.14. Interpretation. (a) When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a person are also to its permitted assigns and successors.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

SECTION 8.15. No Recourse to Lenders. Notwithstanding any provision of this Agreement, the Company agrees on its behalf and on behalf of its Subsidiaries and Affiliates that none of the Lender Related Parties shall have any liability or obligation to the Company and its Subsidiaries and Affiliates relating to this Agreement or any of the transactions contemplated hereby (including the Financing described in the Commitment Letter). This Section 8.15 is intended to benefit and may be enforced by the Lender Related Parties and shall be binding on all successors and assigns of the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

LIFE TECHNOLOGIES CORPORATION

by	/s/ John A. Cottingham
Name: John A. Cottingham
Title: Chief Legal Officer

THERMO FISHER SCIENTIFIC INC.

by	/s/ Seth H. Hoogasian
Name: Seth H. Hoogasian
Title: Senior Vice President and General Counsel

POLPIS MERGER SUB CO.

by	/s/ Seth H. Hoogasian
Name: Seth H. Hoogasian
Title: President

Index of Defined Terms

Section
Acceptable Confidentiality Agreement	5.02(b)
Actions	3.07
Additional Per Share Consideration	2.01(c)
Adverse Recommendation Change	5.02(d)
Affiliate	8.13
Agreement	Preamble
Antitrust Law	8.13
Appraisal Shares	2.01(d)
Assumed RSU Merger Consideration	2.03(a)(iv)
Assumed Time-Based RSU	2.03(a)(iv)
Bankruptcy and Equity Exception	3.03(a)
Book-Entry Shares	2.01(c)
Business Day	8.13
Capitalization Date	3.02(a)
Certificate	2.01(c)
Certificate of Merger	1.03
Claim	5.07(b)
Closing	1.02
Closing Date	1.02
Code	2.02(g)
Commitment Letter	4.07(b)
Company	Preamble
Company Acquisition Agreement	5.02(d)
Company Board Recommendation	3.03(b)
Company Bylaws	3.01(a)
Company Certificate	3.01(a)
Company Common Stock	2.01
Company Deferred Compensation Plan	8.13
Company Disclosure Letter	Article III
Company Employee	5.09(a)
Company Plan	8.13
Company Preferred Stock	3.02(a)
Company Rabbi Trust	8.13
Company SEC Documents	3.05(a)
Company Securities	3.02(b)
Company Stock Plan	8.13
Company Stockholder Approval	3.04
Company Stockholders’ Meeting	5.03(b)
Company Termination Fee	7.03(a)
Confidentiality Agreement	8.13
Continuation Period	5.09(a)
Contract	3.03(c)
Credit Agreement	8.13

DGCL	1.01
DOJ	5.04(d)
Effective Time	1.03
End Date	7.01(b)(i)
Environmental Laws	3.12(a)
Equity Award Consideration	2.03(b)
ERISA	8.13
ERISA Affiliate	3.10(d)
Exchange Act	8.13
Exchange Fund	2.02(a)
Excluded Plan	8.13
executive officer	8.13
Financing	5.04(e)
Foreign Company Plan	8.13
FTC	5.04(d)
GAAP	8.13
Governmental Authority	8.13
HSR Act	8.13
Indebtedness	8.13
Indemnitee	5.07(a)
Intellectual Property	8.13
IRS	8.13
Knowledge	8.13
Law	3.03(c)
Lender Related Parties	8.07(c)
Liens	8.13
Material Adverse Effect	8.13
Material Contract	3.17(a)
Merger	Recitals
Merger Consideration	2.01(c)
Merger Sub	Preamble
Multiemployer Plan	3.10(d)
NASDAQ	3.03(d)
Option	2.03(a)(i)
Option Consideration	2.03(b)
Order	3.03(c)
Parent	Preamble
Parent Material Adverse Effect	8.13
Paying Agent	2.02(a)
PBGC	3.10(c)
Performance-Based RSU	2.03(a)(iii)
Permits	3.08
Permitted Liens	8.13
person	8.13
Proxy Statement	3.03(d)
Regulation S-K	8.13

Regulation S-X	8.13
Representatives	8.13
Required Antitrust Approvals	3.03(d)(i)
Restraints	6.01(c)
RSU	2.03(a)(iii)
RSU Consideration	2.03(b)
SEC	8.13
Securities Act	8.13
Share Equivalent Unit	2.03(a)(vi)
Share Equivalent Unit Consideration	2.03(b)
Share Equivalent Unit Holder	2.03(a)(vi)
Significant Subsidiary	3.01(b)
Subsidiary	8.13
Superior Proposal	5.02(g)
Surviving Corporation	1.01
Takeover Law	3.14(b)
Takeover Proposal	5.02(f)
Tax Return	8.13
Taxes	8.13
Taxing Authority	8.13
Time-Based RSU	2.03(a)(ii)
U.S. Company Plan	8.13